UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished by the Registrant to the Securities and Exchange Commission on November 30, 2015 (the “Original Report”).  This Amended Report amends the Original Report to correct the number of Issued and Outstanding Ordinary Shares, which were listed incorrectly on the summary translation of the updated Registry of Securities Holders of the Company as of November 25, 2015,which was included on the Original Report.  There are no other changes to the Original Report reflected in this Amended Report.

CONTENTS

On November 26, 2015, the Registrant published a report with the Israel Securities Authority and the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of November 25, 2015 following the completion of the previously announced underwritten U.S. initial public offering.

Below is a summary translation of the updated Registry of Securities Holders of the Company as of November 25, 2015:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	76,136,581(1)
Series 2 Traded Warrants (TASE listed)	IL0076501043	50,053,450(2)
Series 1/14 options (non-listed)	IL0076500540	400,000(3)
Series 6/14 options (non-listed)	IL0076500888	1,188,967(4)
Series 7/14 options (non-listed)	IL0076500961	850,000(5)
Series 2/15 options (non-listed)	IL0076501381	44,786(6)
Series 9/15 options (non-listed)	IL0076501464	1,720,000(7)
Kitov Nasdaq Listed Warrants	IL0076501530	3,378,974(8)
Kitov Underwriter Warrants	IL0076501613	157,945(9)
Share Purchase Rights (non-listed)	IL0076501126	1,379,060(10)

(1)	21 of such Ordinary Shares are dormant shares held in treasury.
(2)	Each Series 2 Traded Warrant is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 2 Traded Warrant exercise shares is 3,850,111.
(3)	Each Series 1/14 option is exercisable into 0.07816 Ordinary Shares of the Company. The aggregate number of Series 1/14 options exercise shares is 31,264.
(4)	Each Series 6/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 6/14 options exercise shares is 91,455.
(5)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 7/14 options exercise shares is 65,382.
(6)	Each Series 2/15 option is exercisable into 1 Ordinary Share of the Company.
(7)	Each Series 9/15 option is exercisable into 1 Ordinary Share of the Company.
(8)	Each Nasdaq Listed Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 67,579,480.
(9)	Each Underwriter Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 3,158,900.
(10)	The Share Purchase Rights are exercisable into 1,379,060 shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 2, 2015	By:	/s/Simcha Rock
Simcha Rock
Chief Financial Officer